UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_____

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

Date of report (Date of earliest event reported): **March 31, 2008**

HNI Corporation
(Exact Name of Registrant as Specified in Charter)

Iowa	**1-14225**	**42-0617510**
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

408 East Second Street, P.O. Box 1109, Muscatine, Iowa 52761-0071
(Address of Principal Executive Offices, Including Zip Code)

Registrant's telephone number, including area code: **(563) 272-7400**

N/A
(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligations of the registrant under any of the following provisions (*see* General Instruction A.2.):

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Section 8 — Other Events

Item 8.01   Other Events.

HNI Corporation announced on March 31, 2008 that it has completed the agreement, as disclosed on March 17, 2008, to purchase Hickory Business Furniture (HBF), a leading provider of premium upholstered seating, textiles, wood tables and wood case goods for the office environment, from Furniture Brands International, Inc. A copy of the press release announcing completion of the acquisition is attached hereto as Exhibit 99.

The information in this Current Report on Form 8-K and the attached Exhibit shall not be deemed filed for purposes of Section 18 of the Securities Exchange Act of 1934, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, except as shall be expressly set forth by specific reference in such filing.

Section 9 — Financial Statements and Exhibits

Item 9.01   Financial Statements and Exhibits.

The following exhibit relating to Item 8.01 is filed as part of this Current Report on Form 8-K.

<u>Exhibit No.</u>	<u>Description</u>
99	Text of press release dated March 31, 2008

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

HNI CORPORATION

Date: March 31, 2008

By /s/ Steven M. Bradford

Steven M. Bradford
Vice President, General Counsel and Secretary

Exhibit Index

Exhibit No.	Description
99	Text of press release dated March 31, 2008.



HNI Corporation 408 East Second Street, Muscatine, Iowa 52761, Tel 563 272 7400, Fax 563 272 7347, www.hnicorp.com

EXHIBIT 99

News Release

For Information Contact:

Marshall H. Bridges, Vice President and Treasurer (563) 272-4844

HNI CORPORATION COMPLETES ACQUISITION OF HBF

MUSCATINE, Iowa (March 31, 2008) – **HNI Corporation** (NYSE: HNI) announced today that it has completed the agreement, as announced March 17, 2008, to purchase HBF from Furniture Brands International, Inc. (NYSE: FBN). HBF is a leading provider of premium upholstered seating, textiles, wood tables, and wood case goods for the office environment. The sale became effective on March 29, 2008.

About HNI Corporation

HNI Corporation is a NYSE traded company providing products and solutions for the home and workplace environments. HNI Corporation is the second largest office furniture manufacturer in the world and is also the nation's leading manufacturer and marketer of gas- and wood-burning fireplaces. The Corporation's strong brands, including HON®, Allsteel®, Gunlocke®, Paoli®, Maxon®, Lamex®, Heatilator®, Heat & Glo™, Quadra-Fire®, and Harman Stove™ have leading positions in their markets. HNI Corporation is committed to maintaining its long-standing corporate values of integrity, financial soundness and a culture of service and responsiveness. By doing so, in 2008 the Corporation was recognized by *Fortune* Magazine as one of America's Most Admired Companies. In 2007, the Corporation was recognized by *IndustryWeek* as one of the 50 Best U.S. Manufacturing Companies for the fifth consecutive year. HNI Corporation's common stock is traded on the New York Stock Exchange under the symbol HNI. More information can be found on the Corporation's website at www.hnicorp.com.

About Furniture Brands

Furniture Brands International (NYSE: FBN) is a vertically integrated operating company that is one of the nation's leading designers, manufacturers, and retailers of home furnishings. With annual sales in excess of $2 billion, it markets through a wide range of retail channels, from mass merchant stores to single-brand and independent dealers to specialized interior designers. Furniture Brands serves its customers through some of the best known and most respected brands in the furniture industry, including *Broyhill*, *Lane*, *Thomasville, Drexel Heritage*, *Henredon*, *Pearson*, *Hickory Chair*, *Laneventure*, and *Maitland-Smith*.

Statements in this release that are not strictly historical, including statements as to plans, outlook, objectives, and future financial performance, are "forward-looking" statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Words such as “anticipate,” “believe,” “could,” “confident,” “estimate,” “expect,” “forecast,” “hope,” “intend,” “likely,” “may,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “will,” and variations of such words and similar expressions identify forward-looking statements. Forward-looking statements involve known and unknown risks, which may cause the Corporation's actual results in the future to differ materially from expected results. These risks include, without limitation: the Corporation's ability to realize financial benefits from its (a) price increases, (b) cost containment and business simplification initiatives for the entire Corporation, (c) investments in strategic acquisitions, new products and brand building, (d) investments in distribution and rapid continuous improvement, (e) repurchases of common stock, (f) ability to maintain its effective tax rate, and (g) consolidation and logistical realignment initiatives; uncertainty related to the availability of cash to fund future growth; lower than expected demand for the Corporation's products due to uncertain political and economic conditions, including, with respect to the Corporation’s hearth products, the protracted decline in the housing market; lower industry growth than expected; major disruptions at our key facilities or in the supply of any key raw materials, components or finished goods; uncertainty related to disruptions of business by terrorism, military action, acts of God or other Force Majeure events; competitive pricing pressure from foreign and domestic competitors; higher than expected costs and lower than expected supplies of materials (including steel and petroleum based materials); higher than expected costs for energy and fuel; changes in the mix of products sold and of customers purchasing; restrictions imposed by the terms of the Corporation’s revolving credit facility and note purchase agreement; currency fluctuations and other factors described in the Corporation's annual and quarterly reports filed with the Securities and Exchange Commission on Forms 10-K and 10-Q. The Corporation undertakes no obligation to update, amend, or clarify forward-looking statements, whether as a result of new information, future events, or otherwise, except as required by applicable law.

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